Exhibit 99.2
Performance of Wipro Limited for Quarter ended September 30, 2010 Suresh Senapaty Executive Director and Chief Financial Officer October 22, 2010

Financial Summary for the Quarter and Half Year ended September 30, 2010 (IFRS) Wipro Limited (Consolidated) For the Qtr YoY Growth for Particulars YoY Growth for Rs. Crores the Qtr the Half Year Revenue 7,731 12% 14% Profits Before Interest & Tax 1,403 6% 16% Profits After Tax 1,285 10% 19% Key Segmental Results YoY YoY Revenue for YoY Growth PBIT for YoY Growth Growth Growth for Segment the Qtr for the Half the Qtr for the Qtr for the the Half Rs . Crores Year Rs. Crores Qtr Year IT Services 5,747 15% 14% 1,275 7% 16% IT Products 1,069 (10%) (1%) 53 (13%) (4%) Consumer Care & Lighting 665 20% 21% 83 13% 13%

Highlights for the Quarter IT Services 1. Demand momentum continues to be strong with customers trying to catch up with the under-investment in IT in the previous years Reported Revenues at $1,273 Mn. sequential growth of 5.7% Constant currency Revenues at $1,261 Mn, compared to guidance range of $1,253 million and $1,277 million Strong volume growth of 6.6% -highest volume growth in 12 quarters. Offshore volume growth of 7.4% 20 customers greater than $50 million — up from 17 in previous quarter Margin down 2.5%, impacted by Foreign exchange realizations, People related action like progressions and Restricted Stock Units and investments in Sales & Marketing

IT Services — Revenue Dynamics for Quarter ending September 30, 2010 Vertical Distribution 9% Geographical Distribution Technology, Media & 25% Americas Telecom 7% 15% 9% 56% Financial Services 1% Europe Manufacturing 9% Japan Healthcare & Services India & Middle East Retail & business Transportation 27% 27% APAC and Other 15% Energy & Utilities Emerging Markets Service Lines: Both Package Implementation and Technology Infrastructure Services grew 7% sequentially Product Engineering grew 15% sequentially Consulting grew 14% sequentially and 49% YoY Geographies: Europe grew10% sequentially whereas Americas grew 3% sequentially India & Middle East business grew 5% sequentially APAC & Other Emerging Markets grew 11% sequentially Verticals: Retail and Transportation grew 10% sequentially while Healthcare and Services grew 9% sequentially Telecom grew 8% sequentially while Energy and Utilities grew 7% sequentially

IT Services Deal Wins Wipro entered into a multi-year strategic partnership with a major electricity distribution network owner and operator in UK to deliver transformational services including enhancing and consolidating the business applications landscape and transitioning the IT systems to an end-to-end managed services framework. We won a multi-year contract with a global banking major where our engagement includes management of IT and BPO services for the customer with a goal to transform the current services model to a shared services model and deliver the ITO BPO synergy benefit beyond the cost savings. We also entered into a multi-year engagement with a leading global ship classification society for deploying next generation services through business-IT alignment and implementing a future-ready IT architecture in accordance with industry standards and global best practices

IT Services Deal Wins Wipro has entered into a contract with an electricity network owner and major supplier within Northern Ireland. We will upgrade and implement the market registration, customer care and billing solutions across the client’s businesses. We entered into a multi-year strategic multimillion dollar outsourcing deal from one of the largest global telecom service providers to create and manage their enterprise networks in India. During the quarter, the India, Middle East & Africa regions continued to post robust growth and had a good set of wins including two large multiyear outsourcing deals with the Central Bank of India and UCO Bank for their Regional Rural Bank roll outs. Won a key project from the UID authority for the critical enrolment process for 2 states in India.

Other Highlights Wipro Consumer Care and Lighting (WCCL) Consumer Care and Lighting business recorded Revenues of Rs. 6.65 billion, an increase of 20% YoY and PBIT of Rs. 831 million, an increase of 13% YoY International business has done well with Enchanteur, Safi and Romano having grown well Santoor remains the No.1 brand in AP and Karnataka in Toiler Soap category Wipro Infrastructure Engineering (WIN) We are the worlds largest third party Hydraulics player. Seeing increased demand in India market with volumes at near peak levels Seeing a better than expected recovery in Europe Eco-energy: Continue to drive Energy Managed Services Confidence in our business model has increased significantly, validated by the market & our wins

Looking ahead Looking ahead, for the quarter ending December 31, 2010, we expect the Revenue from our IT Services business to be in the range $1,317 Mn* to $1,343 Mn* * Guidance is based on the following constant currency exchange rates: GBP/USD at 1.56, Euro/USD at 1.29, AUD/USD at 0.94, USD/INR at 46.31

Supplemental Data Key Operating Metrics of IT Services

Key Operating Metrics in IT Services for the Quarter ended September 30, 2010 Particulars Q2 11 Q1 11 Q2 10 Revenue Composition: Technology, Media & Telecom 25.0% 25.7% 26.4% Financial Services 26.9% 26.9% 25.7% Manufacturing 14.8% 15.1% 15.6% Healthcare & Services 8.8% 8.5% 8.1% Retail & Transportation 15.5% 14.9% 15.2% Energy & Utilities 9.0% 8.9% 9.0% Geography Composition: Americas 55.9% 57.3% 58.4% Europe 26.5% 25.4% 26.5% Japan 1.5% 1.5% 1.6% India & Middle East business 8.9% 9.0% 8.1% APAC & Other Emerging Markets 7.2% 6.8% 5.4% People related Number of employees 115,900 112,925 97,891 Net Additions 2,975 4,854 (630)

Key Operating Metrics in IT Services for the Quarter ended September 30, 2010 Particulars Q2 11 Q1 11 Q2 10 Customer Concentration: Top Customer 2.9% 2.9% 2.7% Top 5 10.7% 10.9% 11.3% Top 10 19.2% 19.8% 19.7% Active Customers 890 858 840 No. of New Customers 29 22 37 Repeat Business 99.0% 99.6% 98.1% Onsite Revenue (IT Services) 51.7% 52.2% 49.9% Off Shore Revenue (IT Services) 48.3% 47.8% 50.1% Customer Size Distribution: $100 Mn+ 1 2 1 $75Mn + 9 9 8 $50Mn + 20 17 16 $20Mn + 63 58 51 $10Mn + 106 100 99 $5Mn + 164 165 152 $1Mn + 425 434 403

Thank You Suresh Senapaty Executive Director and CFO Suresh.senapaty@wipro.com